Mr. John Ganley

July 8, 2011

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 8, 2011

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos.  33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, we are responding to the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) on June 17, 2011 with respect to the Registrant’s registration statement filed on April 29, 2011 on Form N-1A regarding The Disciplined Growth Investors Fund, a series of the Registrant (“PEA 69”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on June 17, 2011 to PEA 69, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 69.

STAFF COMMENTS:  GENERAL & PROSPECTUS (“PEA 69”); STATEMENT OF ADDITIONAL INFORMATION (“PEA SAI 69”)

1.

Staff Comment:  With respect to the section titled “Investment Objective” on page 1 of PEA 69, the Staff notes that the Fund’s name – The Disciplined Growth Investors Fund – appears inconsistent with the Fund’s investment objective – to “seek a balance of long-term capital growth and income with reasonable risk.”  Please either (i) change the name of the Fund to be more consistent with the Fund’s investment objective in PEA 69 or (ii) revise the investment objective and related disclosure to indicate that “growth” is a more prominent focus of the Fund’s investment objective than “income.”

Mr. John Ganley

July 8, 2011

Registrant’s Response:  The Registrant has revised the Fund’s investment objective as follows:  “The Fund seeks an emphasis of long-term capital growth, balanced with modest income and reasonable risk.”

2.

Staff Comment:  With respect to the sections titled “Principal Investment Strategies of the Fund” and “What are the Fund’s Principal Investment Strategies?” on pages 2 and 6, respectively, of PEA 69, the Registrant indicates that the Fund will invest “approximately 40% in fixed-income securities.”  Please review the disclosure to state (i) whether the Fund will invest only in investment-grade fixed-income securities or in both investment-grade and below investment-grade securities and (ii) the maturity/duration of the fixed-income securities.

Registrant’s Response:  The Adviser has represented to the Registrant that the Fund will invest in both investment-grade and below investment-grade securities and that the fixed-income holdings will generally have a weighted average life of 5-10 years.  The Adviser has further represented to the Registrant that the Adviser may cause the Fund to invest in fixed-income securities with an average weighted maturity greater than 10 years or less than five years depending upon market conditions.  The Registrant has revised the disclosure based on the Adviser’s representations.

3.

Staff Comment:  With respect to the sections titled “Principal Investment Strategies of the Fund” and “What are the Fund’s Principal Investment Strategies?” on pages 2 and 6, respectively, of PEA 69, please revise the disclosure to clarify the meaning of the phrase “while overlaying a value component to quantify risk” in the sentence “With respect to the fixed-income portion of the portfolio, the Adviser seeks to identify fundamental growth opportunities within the fixed-income markets, while overlaying the value component to quantify risk.”

Registrant’s Response:  The Adviser has represented to the Registrant that the Fund seeks to invest in specific fixed-income securities that offer relative value within the existing fixed-income markets.  The Adviser has further represented to the Registrant that the Fund seeks to capitalize on three primary sources of relative value within the fixed-income markets:  (1) specific sectors; (2) individual security characteristics; and (3) the term structure of interest rates.  The Registrant has revised the disclosure based on the Adviser’s representations.

4.

Staff Comment:  With respect to the sections titled “Principal Investment Strategies of the Fund” and “What are the Fund’s Principal Investment Strategies?” on pages 2 and 6, respectively, of PEA 69, please revise the disclosure to clarify the meaning of the sentence “The Adviser will sell a stock through a process of allocating capital to the highest expected returns or if individual security risks become unexpectedly high.”

Registrant’s Response:  The Registrant has deleted this sentence from the disclosure.

5.

Mr. John Ganley

July 8, 2011

Staff Comment:  In the section titled “Principal Investment Strategies of the Fund” on page 2 of PEA 69 and throughout the Fund’s Prospectus, please revise the disclosure to state, if correct, that the Fund will concentrate 25% or more of the value of its assets in a particular industry or group of related industries.  The Staff further requests that the Registrant provide additional disclosure in “Concentration Risk” in the section titled “What are the Principal Risks of Investing in the Fund?” on page 10 of PEA 69 and in the related Fund summary section under “Concentration Risk” on page 4 of PEA 69 regarding the risks relating to that industry or group of industries.

Registrant’s Response:  The Adviser has represented to the Registrant that the Fund will not concentrate 25% or more of the value of its assets in any industry or group of related industries.  The Registrant has revised the disclosure based on the Adviser’s representations.

6.

Staff Comment:  With respect to “Fixed-Income Risk” on page 3 of PEA 69, the Registrant stated that “Fixed-income securities are also subject to credit risk, prepayment risk, valuation risk and liquidity risk.”  The Staff requests that, if any of these sub-risks are principal risks to the Fund, such risk(s) should be disclosed under “Principal risk of the Fund” and “What are the Principal Risks of Investing in the Fund?” in the Fund’s prospectus.

Registrant’s Response:  The Adviser has represented to the Registrant that it does not believe these sub-risks are principal risks to the Fund and, therefore, no revisions to the disclosure have been made.

7.

Staff Comment:  On page 2 of PEA 69 under the section titled “Principal Investment Strategies of the Fund,” the disclosure states that the “Adviser seeks to invest primarily in U.S. companies but may invest in foreign companies from time to time.”  On page 7 of PEA 69, the Registrant lists “Foreign Securities” as principal securities in which the Fund invests.  The Staff requests that, if foreign securities are principal securities in which the Fund invests, the disclosure on page 2 should be revised accordingly; otherwise, foreign securities should be removed from the section titled “What are the Principal Securities in which the Fund Invests?”

Registrant’s Response:  The Adviser has represented to the Registrant that “Foreign Securities” are not principal securities in which the Fund invests.  The Registrant has revised the disclosure based on the Adviser’s representations.

8.

Staff Comment:  Please add disclosure regarding the quality and maturity/duration of the “Corporate Debt Securities” on page 8 of PEA 69 and the maturity/duration of the “U.S. Government Securities” on page 8 of PEA 69.

Registrant’s Response:  With respect to “Corporate Debt Securities,” the Adviser has represented to the Registrant that the Fund will invest in both investment-grade and below investment-grade securities.  With respect to both “Corporate Debt Securities”

Mr. John Ganley

July 8, 2011

and “U.S. Government Securities,” the Adviser has represented that the fixed-income holdings will generally have a weighted average life of 5-10 years.  The Adviser has further represented to the Registrant that the Adviser may cause the Fund to invest in fixed-income securities with an average weighted maturity greater than 10 years or less than five years depending upon market conditions.  The Registrant has revised the disclosure based on the Adviser’s representations.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary of Financial Investors Trust

cc:

Rick Martin, Disciplined Growth Investors, Inc.

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP